Exhibit 4
Not for distribution in the United-Kingdom, Italy, the Netherlands, Canada and Japan

Great Success of Gemalto’s Public Exchange Offer
for Gemplus shares
Gemalto N.V. holds 94.56% of the share capital of Gemplus International S.A.
Amsterdam and Luxembourg, August 25, 2006 - Gemalto N.V. (Euronext NL0000400653 - GTO) and Gemplus International S.A. (Euronext LU012170694 - GEM and NASDAQ: GEMP) announce today that following to the public exchange offer by Gemalto N.V. for the Gemplus International S.A. shares and warrant, 324,481,977 shares have been tendered to the offer, representing 94.56% of the share capital and 94.68% of the voting rights of Gemplus International S.A., as well as the warrant issued by Gemplus International S.A.
Gemalto N.V. holds more than two thirds of the share capital and voting rights of Gemplus International S.A. as a result of the Offer, hence it will propose the reopening of the Offer pursuant to article 232-4 of the Règlement général of the French Autorité des marchés financiers. This reopening will enable the shareholders to tender their shares in the same conditions. The schedule for this operation will be communicated as soon as possible, and at the latest on September 8, 2006.
Olivier Piou, CEO of Gemalto N.V., commented: “The result of the offer is a great success. It marks once more our shareholders interest in the creation of a world leader in digital security: Gemalto”.
The 25,958,559 new shares corresponding to this exchange will be issued and registered on the Eurolist of Euronext Paris on August 30, 2006. These new shares to be issued will be added to the 62,563,539 already existing shares. The number of Gemalto N.V. shares will be 88,522,098.
The Gemalto N.V. securities referred to herein which will be issued in connection with the public exchange offer by Gemalto N.V. for the Gemplus International S.A. shares and its reopening have not been (and are not intended to be) registered under the United States Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto N.V. securities have been made and will be made available within the United States in connection with the Offer pursuant to an exemption from the registration requirements of the Securities Act.
The public exchange offer and its reopening relate to the securities of a non-US company, which is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements presented have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for an investor to enforce its rights and any claim it may have arising under U.S. federal securities laws, since Gemalto N.V. and Gemplus International S.A. have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. An investor may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
This release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto N.V. or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A.
The Offer and its reopening described herein are not (and are not intended to be made), directly or indirectly, in or into the United Kingdom, Italy, the Netherlands, Canada or Japan or in or into any other jurisdiction in which such offer would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this release should inform themselves of and observe these restrictions.
Gemplus International S.A. securityholders are strongly advised to read the offering circular relating to the exchange offer and related exchange offer materials regarding the transaction, as well as any amendments and supplements to those documents, relating to the combination to which the present release refers, because they contain important information.
An offering document for the public exchange offer for the Gemplus International S.A. shares has been filed with the French stock exchange authority (Autorité des marchés financiers “AMF”) and received the admissibility number 06-252 on July 6, 2006. Copies of the free English translation of the

Not for distribution in the United-Kingdom, Italy, the Netherlands, Canada and Japan

joint French language offering document and of the documents incorporated by reference thereto (i.e. 2 listing prospectuses of the Gemalto N.V. shares approved by the Dutch stock exchange authority (Autoriteit Financiële Markten) on June 30, 2006, for which an approval certificate has been received by the AMF on the same date) are available from the Internet websites of Gemalto N.V. (www.gemalto.com) and of Gemplus International S.A. (www.gemplus.com) as well as free of charge upon request to the following: Gemalto N.V.: Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands; Gemplus International S.A.: 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg; Mellon Investor Services LLC, U.S. Exchange Agent: 480 Washington Boulevard, Attn: Information Agent Group,AIM # 074-2800, Jersey City, New Jersey 07310, Call Toll Free: 1-866-768-4951.

Corporate Media Relations
Emmanuelle SABY	Corporate communication
M.: +33(0) 6 09 10 76 10	Remi CALVET
emmanuelle.saby@gemalto.com	M.: +33(0) 6 22 72 81 58
remi.calvet@gemalto.com
Investors Relations
Stephane BISSEUIL	TBWA/CORPORATE
T.: +33(0) 1 55 01 50 97	Emlyn KORENGOLD
stephane.bisseuil@gemalto.com	T.: +33(0) 1 49 09 66 51
emlyn.korenglod@tbwa-corporate.com
Gemplus
Investors Relations
Céline Berthier
T.: +41(0) 22 544 5054
celine.berthier@gemplus.com
About Gemalto
Gemalto N.V. (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of $2.2 billion (€1.7 billion), operations in 120 countries and 11,000 employees including 1,500 R&D engineers. The company’s solutions make personal digital interactions secure and easy in a world where everything of value — from money to identities — is represented as information communicated over networks.
Gemalto N.V. thrives on creating and deploying secure platforms, portable and secure forms of software in highly personal objects like smart cards, SIMs, e-passports, readers and tokens. More than a billion people worldwide use the company’s products and services for various applications, including telecommunications, banking, e-government, identity management, multimedia digital right management, IT security and other applications. Gemalto N.V. was formed in June 2006 by the combination of Axalto Holding N.V. and Gemplus International S.A.
For more information please visit www.gemalto.com.